BACH-HAUSER, INC.
                         1561 Highway 3
                    Cayuga, Ontario  N0A 1E0

                        October 19, 2004

Max A. Webb, Assistant Director
Katherine Hsu, Examiner
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

     Re:  Bach-Hauser, Inc.
          Amendment No. 1 to Preliminary Information Statement filed on 10/14/04
          File No. 0-26953

Gentlemen and Ladies:

This response letter is being filed simultaneously with Amendment
No. 1 to the Preliminary Information Statement of Bach-Hauser,
Inc. which reflects the changes in response to your comments of October 18, 2004.

Your numbered comments are set forth below and our responses follow.

Action 1
--------

1. We note your disclosure in the third paragraph regarding the flexibility to issue shares in possible mergers, acquisitions or other business combinations. Please revise to include balancing disclosure regarding the possible adverse consequences that would be material to an investor as a result of the action. Revise to disclose that as a result of this action, the directors may issue stock from time to time without shareholder approval. Consider discussing any possible anti-takeover effect that the action may have.

     Response to Comment 1
     ---------------------

     The fourth paragraph under Action 1 has been DELETED, which read as follows:

          Although the increase in the authorized number of shares of common stock, will not, in and of itself, have an immediate effect on the rights of our shareholders, any future issuance(s) of additional shares could affect our shareholders in a number of respects, including, but not limited to, diluting the voting power of the current holders of our common stock, and diluting the earnings per share and book value per share of our common stock at such time. In addition, the issuance of additional shares of common stock could adversely affect the market price of our common stock.

     That fourth paragraph has been REPLACED with the following two paragraphs:

          The additional authorized shares may be issued from time to time by the Board of Directors without further action by our shareholders, unless shareholder approval is required by law or regulation. Shareholders do not have preemptive rights, and thus have no preferential right to purchase additional shares issued by the Company. The issuance of any additional shares of common stock may, depending on the circumstances under which those shares are issued, reduce shareholders' equity per share and, unless additional shares are issued to all shareholders on a pro rata basis (or a shareholder purchases additional shares to maintain the shareholder's pro rata interest), will reduce the percentage ownership of common stock of existing shareholders. In addition, if our Board of Directors elects to issue additional shares of common stock, such issuance could have a dilutive effect on the earnings per share, voting power and shareholdings of current shareholders.

          The increase in the number of authorized shares of common stock could also make it more difficult for a person to acquire control of our company. While the Amendment may have anti-takeover ramifications, rendering it more difficult to obtain control of our company by means of tender offer, proxy contest, merger or otherwise, it may encourage persons seeking to acquire our company to negotiate directly with our Board of Directors, enabling the Board of Directors to consider the proposed transaction in a manner that best serves the shareholders' interest.

                        ACKNOWLEDGEMENTS

I, Peter L. Preston, President, Chief Executive and Financial
Officer and Director of Bach-Hauser, Inc. (the "Company"), certify that:

1.   I have reviewed the Company's Preliminary Information
     Statement and amendments thereto;

2. I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

3. I acknowledge that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4. I acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Respectfully submitted this 19th day of October, 2004.

                                BACH-HAUSER, INC.


                                By:/s/ Peter L. Preston
                                Peter L. Preston, President, Chief
                                Executive and Financial Officer and
                                Director